UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-174874

AMAYA Global Holdings Corp.

(Exact name of registrant as specified in its charter)

165 Madison Avenue, Suite 201

New York, NY 10016

Phone: 212-871-6174

(Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

Copy of All Communications to:

Bernard & Yam, LLP

140-75 Ash Avenue, Suite 2D

Flushing, NY 11355

Phone: 212-219-7783

Fax: 212-219-3604

Common Stock, $0.0001 par value

(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☒
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 15d-6 -------

Approximate number of holders of record as of the certification or notice date: Based on knowledge and belief, less than 300 holders of record of our common stock, par value $0.0001, calculated according to the procedures set forth in Rules 12g3-2 and 12g5-1 of the Securities Exchange Act of 1934.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMAYA Global Holdings Corp
Dated: July 2, 2021	By: /s/ Mann C. Yam Mann C. Yam President